EXHIBIT 99.1

FERRARI CAPITAL MARKETS DAY
2022-2026 STRATEGIC PLAN

THE COMMITMENT TO UNIQUENESS, FURTHER ENRICHING THE PORTFOLIO
•15 new launches between 2023 and 2026.
•Over the plan period, on average, Icona and Supercar models will represent less than 5% of total volumes, Special series will be around 10%.
•Purosangue to be unveiled in September 2022. Its yearly average contribution to shipments will remain below 20% over its lifecycle.
•The highly awaited new Supercar will arrive within the plan period.
•The first full electric Ferrari will be unveiled in 2025, as previously announced.

THREE POWERTRAINS WITH DISTINCTIVE DRIVING EMOTIONS
•By 2026, the product offering will be 40% ICE, 60% hybrid and full electric.
•The evolution of ICE, an essential part of the Company’s heritage, will continue.
•Hybrid powertrains will continue to benefit from the technological transfer of Ferrari’s racing experience.
•Electric engines will be designed, handcrafted and assembled in Maranello, to ensure a unique driving experience also derived from racing solutions.

ENHANCING VALUE(1)
•The plan privileges revenue over volume and entails strong mix/price contribution, reaching in 2026 an EBITDA of Euro 2.5-2.7 billion with an EBITDA margin of 38%-40%.
•Cumulated capital expenditures of Euro ~4.4 billion to fuel product development, of which ~75% focused on products and ~25% on infrastructures.
•Consistently generating strong cumulated industrial free cash flow of Euro 4.6-4.9 billion over the 2022-2026 plan period.
•Shareholders will be rewarded through a dividend pay-out increased from 30% to 35% of adjusted net income from 2022 onward and a shares repurchase program of Euro ~2 billion from now to 2026.

TAKING DELIBERATE ACTIONS TO ACHIEVE CARBON NEUTRALITY BY 2030
•For Scope 1 and 2, Ferrari is implementing biomethane for the trigenerator, installing photovoltaic panels and fuel cell based systems.
•For Scope 3, electrification will reduce the vehicle use phase CO2e emissions (at least -50% on average per car by 2030), additionally Ferrari is exploring solutions to reduce (at least -30% on
1 Please refer to public filings for complete notes and definitions of non-GAAP financial measures

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

average per car by 2030) the otherwise growing emissions of raw materials mainly related to the battery module.
•Ferrari is committed to set Science based targets(2) in line with 1.5°C pathway.

Maranello (Italy), June 16, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today presents its Capital Markets Day on the 2022-2026 strategic plan and the actions it is taking to embrace the opportunities ahead.

Employees’ empowerment, experience, emotions, electrification, engine, environment, and earnings: the Company is entering a new and exciting chapter of its journey, ready to push the boundaries further than ever in its own distinctive way.

John Elkann, Ferrari Chairman: “Our brand fuels the dreams of millions. It has been built up over 75 years of thrilling, memorable experiences, through success on the track and sheer driving pleasure on the road. It has created an inclusive, close-knit community that encompasses diverse people, countries and even industries. As long as we preserve its heritage and values, it will lay a solid foundation for our future strategic plans”.

Benedetto Vigna, Ferrari CEO: “With their unwavering commitment and passion, the women and men of Ferrari are determined to flawlessly execute this strategic plan and to build on all the opportunities that lie ahead, embracing our founder’s will: to keep alive the will to progress pursued in the past. We will continue to draw on our competitive advantages: uniqueness and technological leadership, whilst taking actions to reach carbon neutrality by 2030”.

The 2018-2022 business plan demonstrated Ferrari’s ability to deliver on its promises and execute its strategy despite the Covid-19 pandemic. Among the main achievements over the previous plan there are the launch of 15 cars, a +25% increase in the client base(3) and a cumulated industrial free cash flow(4) of more than Euro 2.46 billion, including the significant industrial free cash flow expected in 2022.

THE COMMITMENT TO UNIQUENESS, FURTHER ENRICHING THE PORTFOLIO
The Company today has the widest and most beautiful product portfolio in its history and all time high order book, which allow for the preparation and management of the future growth path in line with its commitment to uniqueness, true to the founder’s philosophy ‘’to sell one car less than the market demand’’.

In order to keep the product range at the highest level, while always preserving uniqueness, the plan announced today aims to unveil 15 cars between 2023 and 2026. Every single product will be designed to create a unique positioning and to target a specific client base, according to the principle “different Ferrari for different Ferraristi and different Ferrari for different moments”.
2 SBTi OEMs sector policy currently under revision, Scope 3 targets subject to stricter requirements
3 Active clients who bought Ferrari in the last 5 years
4 2018-2022E period

In order to maintain uniqueness, the product offer in 2022-2026 will include, on average, besides range models:
•Icona and Supercar, which will be limited to far less than 5% of total volumes
•Special series representing around 10% of total volumes
Ferrari will be disciplined in applying such exclusivity also to the Purosangue, the pure V12 model that will be unveiled in September 2022. The yearly average contribution to the shipments is currently planned to remain below 20% over its lifecycle.
The highly awaited new Supercar will be launched within the plan period.

Since 2018, a carefully designed enlargement and rejuvenation of loyal Ferrari clients was achieved, always respecting the principle of scarcity reflected in its current penetration rate of ~0.3% among ~26 million HNWIs worldwide(5). The client base was increased by 25%, with new clients who are 8 years younger on average than the previous ones. During the plan, Ferrari has also been able to develop its top collectors, 60% of whom are new clients and have expanded the number of cars in their garage by an average of 25%.

THREE POWERTRAINS WITH DISTINCTIVE DRIVING EMOTIONS
True to its founder’s belief that “the engine is the soul of the car”, Ferrari will continue to design, develop and handcraft its powertrains in Maranello, together with other core components that are critical in differentiating the technology and performance of its cars.

By 2026 Ferrari targets a well-diversified product portfolio, composed of 60% hybrid and full electric and 40% ICE in terms of number of models, each one delivering distinctive driving emotions, yet always unmistakably a Ferrari. By 2030, it is targeting an offering composed of 20% ICE, 40% hybrid and 40% full electric.

•ICE – Ferrari will continue to push the internal combustion engine evolution and, with the support of partners, will develop solutions in energy efficiency and alternative fuels to build on an essential part of the Company’s heritage.
•Hybrid – Since 2009, Ferrari has demonstrated that hybrid is the right technology for increasing pure performance, and has taken advantage of the technology transfer from the racing world. Today, with four hybrid cars in its portfolio, the Company still firmly believes that the hybrid engine can further increase performance.
•Electric – Leveraging strong commonalities with the internal combustion engine – including technology transfer from the racing world, precision mechanics, fluid-dynamics and performance software – electric technology will also provide unique elements, driving emotions and the thrills of a true Ferrari.

THE ELECTRIFICATION JOURNEY, GROUNDED IN RACING HERITAGE
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This first full electric Ferrari will be unveiled in 2025 and will be rooted in the Prancing Horse’s heritage, drawing from a broader technical expertise to further enhance driving thrills. Its unique features, leveraging the racing know-how, will make it a true Ferrari, ensuring it stands out across all dimensions: engine power density, weight, sound and driving emotions.

Another key differentiating element for Ferrari electric cars will be the way the battery cells – which will be purchased to ensure the highest quality and latest technology – will be assembled in Maranello. The handcrafted battery modules will be integrated into the chassis of cars in a process focused on reducing the weight of the vehicle, increasing the performance and creating the unique driving experience, as only a Ferrari can deliver.

Once again, existing technologies will be leveraged with the goal to continue to exceed clients’ expectations, staying true to the founder’s belief that “the best Ferrari ever is the one that has yet to be built”.

INCREASED IN-HOUSE MANUFACTURING AND OPEN INNOVATION
Ferrari will continue to develop and make in-house its core components, while co-developing and tailoring best-in-class existing solutions with selected partners, as it has always done since its establishment. Strategic partnerships in non-core hardware and software areas will provide access to state-of-the-art technologies, helping to maintain a disciplined approach towards investment whilst enhancing design, performance and driving thrills.

An additional development of the plant in Maranello will assure the technical capacity and capability in excess of the needs for the years to come. In particular, it will be enriched by a new e-building where electric engines, inverters, and batteries will be designed, handcrafted and assembled and a new Paint Shop will provide an even higher degree of personalization - an important trend in the luxury space.

ELEVATED DRIVING EMOTIONS AND CLIENTS EXPERIENCES
Ferrari will continue to provide clients with the uniqueness they deserve, by expanding the unique value proposition while preserving the brand DNA.

Driving emotions – In an automotive world that will be more Shared, Autonomous, Connected and Electric, the Company will pursue its own distinctive way to keep design, performance and driving thrills always at the center of the experience behind the wheel. This will be achieved by developing distinctive components and tailoring technological solutions to Ferrari needs. Ferrari will limit the autonomy of its cars to L2/L2+, in order to preserve all the extraordinary emotions reserved for the driver, whilst connectivity is first and foremost provided to enhance the ownership experience and the relationship with the client.
To continue to nurture its community, Ferrari will also build on its omni-touchpoint strategy and continue to engage with clients through exclusive and bespoke experiences, including events such as the Cavalcade and Finali Mondiali.

Other luxury and lifestyle activities – The Group’s presence in the wider luxury landscape is a unique opportunity to ensure brand relevance across future generations. Since the last Capital Markets Day in 2018, Ferrari reduced the number of licenses to strengthen brand desirability and high quality revenues, renovated its distribution network, attracted top talent from the luxury world and launched two Fashion Collections.

ENHANCING VALUE
Ferrari targets to achieve net revenues up to Euro 6.7 billion in 2026, with a compounded annual growth rate of 9%, mainly driven by car-related activities supported by the rich product portfolio, along with personalizations. Other revenue streams are projected to positively contribute to the Company’s performance, both from racing and lifestyle activities, which include the ambition to double lifestyle sales by 2026 versus pre-pandemic levels.

EBIT to reach Euro 1.8-2.0 billion by 2026, with a 27%-30% margin, driven by Mix / price, as main contributor, and Volume to a lesser extent. Industrial costs and R&D will grow mainly due to D&A and expenses to further enhance Ferrari’s technological edge. SG&A will also slightly increase, reflecting communication and marketing activities to support product range, lifestyle, network and organizational development.

As a result, in 2026 the Company targets an EBITDA of Euro 2.5-2.7 billion, with a CAGR of 11% that is greater than revenues, and an EBITDA margin of 38%-40%.

Ferrari aims to generate a cumulated industrial free cash flow of Euro 4.6-4.9 billion over the 2022-2026 period, doubled compared to 2016-2021, mostly sustained by the growing profitability, partially offset by cumulated capital expenditures of Euro ~4.4 billion and other operating changes.

Ferrari today publishes the following financial targets:

(€B, unless otherwise stated)	2022 GUIDANCE	2026
NET REVENUES	~4.8	≤6.7
ADJ. EBITDA (margin %)	1.65-1.70 34.5%-35.5%	2.5-2.7 38%-40%
ADJ. EBIT (margin %)	1.10-1.15 23%-24%	1.8-2.0 27%-30%
ADJ. DILETED EPS (€)	4.55-4.75[6]	7.2-8.0[6]
CUMULATED INDUSTRIAL FCF	4.6-4.9 (2022 ≥ 0.6)

This compares with the guidance for 2022, which the management is confident to meet at the high end of its ranges, on the trajectory to the 2023 EBITDA targets of Euro 1.8-2.0 billion and its margin above 38%, as previously disclosed.
6 Calculated using the weighted average diluted number of common shares as of December 31, 2021 (184,722 thousand)

The Company also decided to proceed with the proposal to increase the dividend pay-out for the following years to a steady 35% of adjusted net income, and to start a shares repurchase program of Euro ~2 billion to be executed from now to the end of the plan period, in line with the progress of free cash generation.

TAKING DELIBERATE ACTIONS TO REACH CARBON NEUTRALITY BY 2030
Ferrari is committed to reaching full carbon neutrality by 2030, making its contribution to achieving the targets set in 2015 in the Paris Agreement through a holistic and scientific approach. In fact, Ferrari is proud to announce it has committed to set Science Based Targets acting on:
•carbon neutrality in its operations already starting from 2021 emissions;
•the reduction of at least 40% of the Scope 3(7) emissions per car by 2030, focusing mainly on materials and vehicle use phase; and
•the engagement of high quality projects with global climate and social contributions.

As a first step in the decarbonization journey, the Group has quantified in 622 ktCO2e all of its 2021 emissions, contributing to 0.001% of the global GHG emissions(8), and had them verified and certified by a third party in compliance with ISO 14064:
•Direct and Energy Indirect (Scope 1 and 2), which refer to Ferrari’s operations, accounting for about 15% of Ferrari’s total emissions.
•Indirect Upstream (Scope 3), which accounts for about 45% of the emissions and mainly relates to the supply chain procurement process, in particular raw material extraction and component production.
•Indirect Downstream (Scope 3), the remaining 40% mainly relates to the vehicle use phase.

Vehicle end of life is not taken into account because a Ferrari is forever.

Reflecting these figures, the Group’s commitment is to go beyond the decarbonization of the use phase and beyond cutting CO2e emissions domestically. Ferrari will also act upstream to ensure fair and widespread actions at a global level, focusing on green energy, recycled materials and the development of innovative technologies capable of disrupting the present while designing the future.
For Scope 1 and 2, innovative projects are being implemented at Maranello:
•Using 77 MW of newly introduced biomethane for the trigenerator
•Building 37 MW of new photovoltaic systems
•Installing 1 MW of hydrogen fuel cells, already active

These actions, and the fact that since 2014 100% of the electricity, in its production facilities, comes from renewable sources, mean the Company will decarbonize all its facilities by 2030.
7 Scope perimeter in compliance with SBTi requirements, mainly focusing on purchasing goods and use phase
8 Latest normalized data - Global GHG emissions by sector in 2019: 58,100,000 ktCO2e (UNEP Emissions Gap Report)

However, Ferrari believes it is of the utmost importance to act now also by starting to purchase certified carbon avoidance and sequestration credits, and as matter of fact today, Ferrari has already achieved carbon neutrality in all its operations. As soon as deliberate actions will be implemented, the Company will reverse the trend reducing climate contribution activities, thus reaching full decarbonization of its operations by 2030.

The Scope 3 emissions reduction of at least 40% per car by 2030 will be achieved, given current technology, through:
•Electrification for the vehicle use phase, expanding its offering of hybrid and electric models, thereby reducing by 2030 at least an average of 50% CO2e emissions per car.
•Use, among others, of recycled aluminum and green steel, to reduce by 2030 at least an average of 30% CO2e emissions per car to counteract the impact of mostly battery modules which will otherwise increase raw materials emissions.

Constant dialogue with partners in the supply chain is key to identifying the innovative approaches to further reduce CO2e emissions.

In terms of climate contribution, the approach consists of two distinct and transparent pillars:
•The purchase of certified carbon avoidance and sequestration credits. Ferrari has started a partnership with ClimateSeed, an impact-driven company that is helping Ferrari support high quality, innovative projects focused on positive climate and social contributions; and
•The second action is to create Bosco Ferrari, an Italian reforestation project with the aim to act locally.

About Ferrari

Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 240 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Ferrari Group’s (hereinafter, the

“Group”) current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of the Group’s Formula 1 racing team and the expenses the Group incurs for its Formula 1 activities, the uncertainty of the sponsorship and commercial revenues the Group generates from its participation in the Formula 1 World Championship, including as a result of the impact of the Covid-19 pandemic, as well as the popularity of Formula 1 more broadly; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into our car portfolio over time and to make appealing designs for our new models; the Group’s ability to preserve its relationship with the automobile collector and enthusiast community; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which the Group operates, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; competition in the luxury performance automobile industry; the Group’s ability to successfully carry out its controlled growth strategy and, particularly, the Group’s ability to increase its presence in growth market countries; the Group’s low volume strategy; global economic conditions, macro events and pandemics, including the effects of the evolution of and response to the Covid-19 pandemic and of the Russia-Ukraine conflict; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; reliance upon a number of key members of executive management and employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depends for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the effects of Brexit on the UK market; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; the Group’s continued compliance with customs regulations of various jurisdictions; product recalls, liability claims and product warranties; the adequacy of its insurance coverage to protect the Group against potential losses; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks, including on its in-vehicle technology; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars and the potential advent of self-driving technology; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

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